

Jardines

03 JUL 30 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

14th July 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA



Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information a copy of a notification dated 14th July 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl.

dlw 7/30



Full Text Announcement

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Notice of Results
Released	10:19 14 Jul 2003
Number	5032N

HONGKONG LAND HOLDINGS LIMITED
2003 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2003 of the above Company will be considered is Tuesday, 29th July 2003.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

14th July 2003

www.hkland.com

END

